U.S. S [barcode] MMISSION

05039594

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Info. ealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-46167

REPORT FOR THE PERIOD BEGINNING	January 1, 2004	AND ENDING	December 31, 2004
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Allied Securities, Inc.

Official Use Only

FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED MAR 2005

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

525 B Street 17th Floor

(No. and Street)

San Diego	CA	92101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurie Ohotto

(Area Code -- Telephone No.)
612-667-9566

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN 55402

(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Laurie Ohotto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of First Allied Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Name: Laurie Ohotto
Title: Chief Financial Officer

Notary Public
SUSAN KAY OLSON
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2010

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
	(c)	**Statement of Income**
	(d)	**Statement of Cash Flows**
	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

FIRST ALLIED SECURITIES, INC.

Statement of Financial Condition

December 31, 2004

(With Independent Auditors' Report Thereon)

FIRST ALLIED SECURITIES, INC.

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors
First Allied Securities, Inc.:

We have audited the accompanying statement of financial condition of First Allied Securities, Inc., a wholly owned subsidiary of FAS Holdings Inc., whose ultimate parent is Wells Fargo & Company, as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Allied Securities, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As described in note 11 to the financial statements, First Allied Securities, Inc. was sold to a third party on February 1, 2005.

KPMG LLP

February 23, 2005

FIRST ALLIED SECURITIES, INC.

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	14,015,600
Receivable from clearing brokers (note 3)		3,772,519
Due from affiliates		589,451
Goodwill (note 2d)		12,373,339
Contracts acquired, net of accumulated amortization of $543,395 (note 2d)		1,030,576
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $172,661		234,471
Income taxes receivable		286,348
Prepaids and other assets		3,326,680
	$	35,628,984

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	2,425,610
Accounts payable and other liabilities		1,694,322
Income taxes payable		958,944
Deferred income tax liabilities		383,097
Total liabilities		5,461,973
Commitments and contingencies (note 9)		
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 1,500,000 shares; issued and outstanding 690 shares		7
Additional paid-in capital		47,328,958
Accumulated deficit		(17,161,954)
Total stockholder's equity		30,167,011
	$	35,628,984

See accompanying notes to statement of financial condition.

(1) Organization

First Allied Securities, Inc. (FAS) is a wholly owned subsidiary of FAS Holdings, Inc. (the Parent) whose ultimate parent is Wells Fargo & Company (WFC). FAS' primary activities include the brokerage of equity and fixed-income securities as well as the sale of investment company shares, asset management services, and insurance products. FAS is a registered broker/dealer and member of the National Association of Securities Dealers, Inc. (NASD), and is also a registered investment advisor pursuant to the Investment Advisors Act of 1940.

FAS has agreements with Wells Fargo Investments, LLC (WFI), an affiliated broker-dealer, and with non-affiliated clearing brokers to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, FAS operates under the exemptive provisions of the Securities and Exchange Commission (SEC) Rules 15c3-3(k)(2)(i) and 3(k)(2)(ii).

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Principal transactions are recorded on a trade-date basis.

(b) Fair Value of Financial Instruments

Substantially all of FAS' financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with an original maturity of three months or less. Cash of $154,960 is segregated in a special reserve bank account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

(d) Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations under the purchase method of accounting. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002, all goodwill amortization was discontinued and goodwill is evaluated at least annually by management for impairment, and more frequently in certain circumstances. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets, where applicable, and the present value of the estimated future cash flows associated with the goodwill. Impairment exists when the carrying amount of the goodwill exceeds its implied fair value. In December 2004, FAS recognized a non-cash goodwill impairment loss of $17,556,000 as a charge to operating expense and an adjustment to the carrying value of the goodwill asset (note 10). Because 100% of goodwill is treated as a non-allowable asset for regulatory purposes, the impact of any impairment on goodwill would not affect FAS' net capital.

The costs assigned to contracts acquired is an identified intangible asset that is amortized using the straight-line method over a period of seven years, the estimated life of the contracts. On an ongoing

(Continued)

basis, FAS reviews the valuation and amortization of the intangible asset, taking into consideration any events or circumstances that might have diminished its value. In management's opinion, no impairment exists as of December 31, 2004.

(e) ***Furniture, Equipment, and Leasehold Improvements***

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Furniture and equipment are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are amortized over the shorter of the estimated useful life or the term of the lease.

(f) ***Other Assets***

Included in others assets are forgivable loans made to investment executives and other revenue-producing employees, typically in connection with their recruitment. These loans are forgivable based on continued affiliation and are amortized over the life of the loan, which is generally three to six years, using either the straight-line or effective interest method. At December 31, 2004, the outstanding balance of forgivable loans was $2,548,584.

(g) ***Income Taxes***

FAS is included in the consolidated federal income tax return of WFC. Federal income taxes are generally allocated to FAS as if it had filed a separate return. WFC also files combined state tax returns in certain states. State taxes are also allocated to FAS. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in rates is recognized in income in the period that includes the enactment date.

(h) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(3) Receivable from Clearing Brokers

Amounts receivable from clearing brokers consists of the following:

Receivable from unaffiliated broker-dealer for clearing services	$	1,842,790
Receivable from WFI for clearing services		1,929,729
	$	3,772,519

(Continued)

(4) Income Taxes

At December 31, 2004, FAS' statement of financial condition includes deferred income tax liabilities of $383,097, which primarily relate to the tax treatment of intangible assets and certain liabilities.

(5) Employee Benefits

FAS participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. The actuarial present values of accumulated plan benefits and net assets available for benefits relating to only FAS' employees are not available.

FAS' employees are eligible for benefits under WFC's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 25% of their pretax certified compensation, although certain employees who are considered "highly compensated" under the Internal Revenue Code may be subject to certain limitations. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions are invested in WFC's common stock and are generally subject to a four-year vesting schedule.

(6) Related Party Transactions

In the ordinary course of business, FAS enters into material transactions with other affiliates of WFC. These transactions could be charges or reimbursements to FAS and include costs incurred for employee benefit programs sponsored by WFC (note 5), costs incurred to reimburse affiliates for rent and other occupancy charges paid on its behalf (note 9), clearing services (note 3), and other operating expenses allocated by affiliates.

At December 31, 2004, FAS had available credit from WFC under an unsecured short-term promissory note that is authorized up to $25,000,000. FAS pays interest on this financing arrangement at interest rates approximating commercial lending rates. At December 31, 2004, FAS had no outstanding borrowings under this arrangement.

In May 2004, FAS acquired the assets and liabilities of Ragen MacKenzie Investment Services, LLC (RMIS) from its parent Wells Fargo Investment Group, Inc. (WFIG), for $324,284, net of cash acquired. FAS recorded the assets and liabilities based upon their historical carrying amounts. RMIS was an affiliate of FAS.

FAS uses WFI as a clearing broker for securities transactions. Under the terms of the clearing agreement, FAS pays or receives interest at rates approximating commercial lending rates on amounts payable to or receivable from the affiliated clearing broker.

(7) Financial Instruments With Off-Balance-Sheet Risk

FAS clears all transactions on a fully disclosed basis with clearing firms that maintain all related records. In the normal course of business, FAS engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose FAS to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations. FAS maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. FAS is, therefore, exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case FAS may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon FAS' statement of financial condition.

(8) Net Capital Requirements

FAS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires FAS to maintain minimum net capital. FAS has elected to use the alternative method permitted by the rule, which requires that FAS maintain minimum net capital, as defined, of $250,000. At December 31, 2004, FAS' net capital was $12,290,924, which was $12,040,924 in excess of its required net capital of $250,000.

FAS is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities*. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements is not required.

(9) Leases, Commitments and Contingent Liabilities

FAS leases certain office space under several noncancelable operating leases. Certain leases have renewal options and clauses for escalation and operating cost adjustments based upon increased costs incurred by the lessor. Future minimum rental commitments under the terms of the lease agreements as of December 31, 2004 are as follows:

2005	$	554,584
2006		519,974
2007		514,008
2008		526,847
2009		449,081
Thereafter		—
	$	2,564,494

Minimum rental commitments excludes noncancelable operating leases which are administered by an affiliate for the benefit of FAS when FAS does not have the contractual obligation.

In the normal course of business, there are various lawsuits, claims, and contingencies pending against FAS. FAS is also involved in governmental and self-regulatory agency inquiries, investigations and proceedings. In accordance with SFAS No. 5, *Accounting for Contingencies*, we have established provisions for estimated losses from pending lawsuits, claims, investigations and proceedings. Although the ultimate outcome of the various matters cannot be ascertained at this point, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of FAS, taken as a whole, such resolution may, however, have a material effect on the results of operations or cash flows in any future period, depending on the level of income for such period.

(Continued)

(10) Goodwill

The following table summarizes the changes in the carrying amount of goodwill for the year ended December 31, 2004:

Balance, December 31, 2003	$	29,929,339
Goodwill impairment loss		(17,556,000)
Balance, December 31, 2004	$	12,373,339

For goodwill impairment testing, FAS has identified only one reporting unit. In December 2004, a goodwill impairment loss of $17,556,000 was recognized based on management's assessment of the fair value of goodwill. The fair value of goodwill was estimated using market price information obtained in connection with the recent sale of FAS and its Parent (note 11).

(11) Subsequent Event

In December 2004, a definitive agreement was signed whereby WFC sold FAS and its Parent to AEI Holding Corporation (AEI). That sale was completed in February 2005. At that time, the $25 million short-term promissory note with WFC (note 6) was terminated. In connection with the sale, WFC provided certain indemnifications to AEI, FAS, and its Parent.

In January 2005, FAS paid a dividend of $9,100,000 to its Parent.